Contact

www.linkedin.com/in/bridgitmlombard (LinkedIn)

Top Skills

Business Development
Marketing
Merchandising

Honors-Awards

40 Under 40

# Bridgit Lombard

I optimize and radically scale companies that are having a positive impact on our world, work with great people and have fun doing it.

Manhattan Beach, California, United States

## Summary


Specialties:  Scaling and Building Value; Mission-driven consumer brands; Omni-Channel Retail; Performance Improvement; Global Brand Development; Equity Management


## Experience

### Soft Surroundings

Executive Chairman
March 2022 - Present (1 year 3 months)
St Louis, Missouri, United States

### International Deal Gateway

Ambassador
February 2020 - Present (3 years 4 months)
Los Angeles, California, United States

### Founder Institute

Mentor
July 2019 - Present (3 years 11 months)
Greater Los Angeles Area

### Lombard Group

GM
September 2016 - Present (6 years 9 months)
Greater Los Angeles Area and New York City

At Marea Partners, we work with mid stage consumer goods and lifestyle businesses to provide strategic consulting,
talent development, organizational improvement, and capital structuring to drive exponential growth.

### One World Fund

Founder
January 2016 - Present (7 years 5 months)

OWF brings together people from across a variety backgrounds to creatively solve some of our world's greatest challenges. With an unyielding belief in what CAN be, we foster conversations, collaboration and consensus that will make our world a better place. Partnering and building capacity with local teams, we build sustainable solutions that grow and evolve with the changing world.

Our belief: Together, as one team, treating our earth and all living beings with respect and kindness, we can assure everyone a quality education, generate clean and affordable energy, reduce inequality, and bring long lasting justice and peace.

## Gorilla Doctors
Board Of Directors
October 2016 - Present (6 years 8 months)

Saving a species one gorilla at a time.

## Boston Proper
Executive Chairman
February 2020 - April 2021 (1 year 3 months)
Florida, United States

Partnered with Private Equity group to led the turnaround and transformation of this DTC women's fashion brand driving significant value creation.

## The Mountain
Executive Chairman/BOD
January 2017 - January 2018 (1 year 1 month)

Led the growth oriented turn-around of this middle market apparel and accessory business. Appointed Executive Chairman and Interim CEO to assist the private equity firm (primary shareholder) improve operations, enhance brand awareness, manage liquidity, improve working capital, recruit new management team and CEO, and set business on a growth trajectory.

## Penguin Brands
CEO
October 2010 - October 2015 (5 years 1 month)
United States

Led the transformation and value creation of a portfolio of consumer brands.

Deloitte
Head of Brand and Business Development
2005 - 2007 (2 years)

Led the brand and business development efforts across the UK.  Pioneered the global marketing network, Deloitte Approach to Campaign Management and supported the founding of the Innovation Board.

MetLife
Director of Consumer Marketing
February 2000 - March 2002 (2 years 2 months)

Clear Channel Communications
Sales Specialist
1998 - 2000 (2 years)

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# Education

University of Notre Dame
Biology - Pre-Med

Harvard Business School
Executive Education